Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Saul Centers, Inc. for the registration of 15,513,266 previously registered shares of common stock and 515,389 shares of common stock and to the incorporation by reference therein of our reports dated March 10, 2014, with respect to the consolidated financial statements and schedule of Saul Centers, Inc., and the effectiveness of internal control over financial reporting of Saul Centers, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
McLean, Virginia
December 12, 2014